                           MARTIN CURRIE BUSINESS TRUST
                               GLOBAL GROWTH FUND








                                 ANNUAL REPORT

                                 APRIL 30, 1997

                                                        MCBT GLOBAL GROWTH FUND
-------------------------------------------------------------------------------
                                                       PROFILE AT APRIL 30, 1997


OBJECTIVE       Long-term capital appreciation through active management of a diversified portfolio of global equities.

LAUNCH DATE     June 15, 1994

FUND SIZE       $56.6m

PERFORMANCE    Total return from May 1, 1996 through April 30, 1997

               -   MCBT - Global Growth Fund (excluding all
                   transaction fees)                                    +8.9%
               -   MCBT - Global Growth Fund (including all
                   transaction fees)                                    +7.2%
               -   The Morgan Stanley Capital International World
                   Index                                               +10.8%

               Annualized total return from June 15, 1994 through April 30, 1997

               -   MCBT - Global Growth Fund (excluding all
                   transaction fees)                                  +10.6%
               -   MCBT - Global Growth Fund (including all
                   transaction fees)                                  +10.0%

               The graph below represents the annualized total return of the portfolio including all transaction fees versus the Morgan Stanley Capital International World Index from July 1, 1994 through April 30, 1997.

                -   MCBT - Global Growth Fund (excluding all
                    transaction fees)                                 +11.3%
                -   MCBT - Global Growth Fund (including all
                    transaction fees)                                 +10.7%
                -   The Morgan Stanley Capital International World
                    Index                                             +14.2%


                                    [Graph]


(a) Performance for the benchmark is not available from June 15, 1994 (commencement of investment operations). For that reason, performance is shown from July 1, 1994.

Performance shown is net of all fees after reimbursement from the Manager. Returns and net asset values of fund investments will fluctuate, so that an investor's shares, when redeemed, may be worth more or less than their original cost. The total returns would have been lower had certain expenses not been waived during the period shown. Each performance figure including all transaction fees assumes purchase at the beginning and redemption at the end of the stated period and is calculated using an offering price which reflects a transaction fee of 75 basis points on purchase and 75 basis points on redemption. Transaction fees are paid to the Fund to cover trading costs.
 Past performance is not indicative of future performance.

                                                        MCBT GLOBAL GROWTH FUND
-------------------------------------------------------------------------------
                                                       PROFILE AT APRIL 30, 1997

PORTFOLIO       Led by the US, markets rose over the twelve months. We have
COMMENTS        had an underweight position in US equities throughout the
                period and have underperformed the MSCI World Index.

                The US was powered by strong liquidity, despite a poor outlook for earnings growth. Our stock selection in this area has been good. Intel, for example, has risen by 126% and the Royal Bank of Canada by 65.7% since we bought it in July. Large stocks have risen most, having attracted a disproportionately high amount of new money. We expect to move down the capitalisation scale in our search for value.

                Compounded by a weak currency, JAPAN has been a weak market. Having had a currency hedge in place for much of the year, we removed it in January. We reduced our weighting in August and continued to sell stock until February.

                We have continued to add to our positions in CONTINENTAL EUROPE. Local markets have been very strong, although weaker currencies have reduced overall returns to a US dollar investor. Restructuring and the enhancement of shareholder value have been persistent themes and our portfolio reflects this. We have been overweight to the UK, where a strengthening currency and a stable economic background have helped stockmarkets. The change in government was very well received by financial markets.

                In ASIA, we have been very selective as the region is becoming less homogenous. Our preferred markets are Hong Kong, Indonesia, the Philippines and India.

                We increased our weighting in LATIN AMERICA at the end of 1996 and were rewarded by strong markets.

                Outlook

                We are confident that selected markets can make good progress over the coming 12 months. Superior growth in Latin America and Asia should feed through into stock prices. In Continental Europe, the restructuring has only just begun. We are more cautious on Japan at the moment, as the economy has shown no signs of recovering.

INVESTMENT      All members of the investment team report directly
MANAGER         to Joe Scott Plummer (Chief Investment Officer), who has 27
PROFILE        years investment experience.  All funds are managed on a team basis, with a named director heading each team.

                Tony Hanlon has managed the MCBT Global Growth Fund since inception.

                He graduated from Glasgow University in 1984 with a degree in Public Law and completed an MBA at Manchester Business School in 1986. He then worked for Salomon Brothers International in New York and London as an institutional bond salesman. Tony joined Martin Currie in 1988, working in the North American team. He was appointed an investment manager in 1991 and promoted to director in 1993. As head of the Strategy and Asset Control team, he has responsibility for communicating and monitoring our investment strategy.

                                                        MCBT GLOBAL GROWTH FUND
-------------------------------------------------------------------------------
                                                       PROFILE AT APRIL 30, 1997

ASSET ALLOCATION
(% of net assets)


40%     Europe
12%     Japan
 6%     Latin America
26%     North America
 2%     Other Areas
11%     Pacific Basin
 3%     Other Net Assets

[CHART]



LARGEST HOLDINGS
BY REGION/COUNTRY                                              % OF NET ASSETS

                  EUROPE

                  Roche Holdings                   (Switzerland)      1.3
                  Novartis                         (Switzerland)      1.3
                  Internationale Nederlanden       (Netherlands)      1.2

                  LATIN AMERICA

                  Telebras, ADR                    (Brazil)           1.0

                  NORTH AMERICA

                  Colgate - Palmolive              (United States)    1.5
                  Union Pacific Resources          (United States)    1.4
                  Bristol - Myers Squibb           (United States)    1.4

                  JAPAN

                  Canon                                               1.0
                  Rohm                                                1.0


                  PACIFIC BASIN

                  Hutchison Whampoa               (Hong Kong)         0.9

                                                        MCBT GLOBAL GROWTH FUND
-------------------------------------------------------------------------------
                                                        SCHEDULE OF INVESTMENTS
                                                                 APRIL 30, 1997


                                                                                             SHARE          VALUE
                                                                                             -----          -----
COMMON AND PREFERRED STOCKS AND EXCHANGEABLE NOTES - 97.5%
EUROPE - 39.8%
  AUSTRIA - 0.6%
    VA TECHNOLOGIE                                                                            2,100        $  326,330
                                                                                                           ----------
    TOTAL AUSTRIA - (COST $290,145)                                                                           326,330
                                                                                                           ----------
  DENMARK - 0.7%
    NOVO NORDISK, CL B                                                                        4,200           415,494
                                                                                                           ----------
    TOTAL DENMARK - (COST $391,864)                                                                           415,494
                                                                                                           ----------
  FRANCE - 5.6%
    AIR LIQUIDE                                                                               3,340           503,017
    AXA                                                                                       9,209           566,599
    ELF AQUITAINE                                                                             3,617           350,762
    MICHELIN, CL B                                                                            8,800           491,678
    RHONE-POULENC, CL A                                                                      14,000           470,864
    SCHNEIDER                                                                                 9,340           526,490
    SEITA                                                                                     7,300           259,906
                                                                                                           ----------
    TOTAL FRANCE - (COST $2,818,610)                                                                        3,169,316
                                                                                                           ----------
  GERMANY - 6.5%
    DEUTSCHE BANK                                                                            11,600           612,218
    DEUTSCHE TELEKOM                                                                          5,080           110,236
    HOECHST                                                                                  17,400           683,220
    MANNESMANN                                                                                1,500           589,849
    SGL CARBON                                                                                3,600           502,021
    VEBA                                                                                     10,856           559,161
    VOLKSWAGEN                                                                                1,000           635,755
                                                                                                           ----------
    TOTAL GERMANY - (COST $2,901,061)                                                                       3,692,460
                                                                                                           ----------
  ITALY - 0.6%
    ENI                                                                                      70,619           358,421
                                                                                                           ----------
    TOTAL ITALY - (COST $334,894)                                                                             358,421
                                                                                                           ----------
  NETHERLANDS - 3.3%
    ELSEVIER                                                                                 36,400           582,908
    INTERNATIONALE NEDERLANDEN                                                               17,950           704,807
    PHILIPS ELECTRONICS N.V.                                                                 11,000           574,193
                                                                                                           ----------
    TOTAL NETHERLANDS - (COST $1,213,328)                                                                   1,861,908
                                                                                                           ----------
  SPAIN - 2.4%
    BANCO DE SANTANDER                                                                        8,700           654,560
    CENTROS COMERCIALES CONTINENTE                                                           13,818           233,442
    TELEFONICA DE ESPANA                                                                     19,000           486,680
                                                                                                           ----------
    TOTAL SPAIN - (COST $1,095,271)                                                                         1,374,682
                                                                                                           ----------


See notes to financial statements.

                                                        MCBT GLOBAL GROWTH FUND
-------------------------------------------------------------------------------
                                                        SCHEDULE OF INVESTMENTS
                                                                 APRIL 30, 1997


                                                                                             SHARE          VALUE
                                                                                             -----          -----
EUROPE - CONTINUED
  SWEDEN - 1.4%
    ABB AB, SERIES A                                                                          47,000       $  572,170
    ERICSSON L.M., CL B                                                                        6,352          200,810
                                                                                                           ----------
    TOTAL SWEDEN - (COST $700,337)                                                                            772,980
                                                                                                           ----------
  SWITZERLAND - 3.7%
    NOVARTIS                                                                                     565          744,339
    ROCHE HOLDINGS                                                                                90          760,125
    ZURICH VERSICHER                                                                           1,850          607,421
                                                                                                           ----------
    TOTAL SWITZERLAND - (COST $1,742,897)                                                                   2,111,885
                                                                                                           ----------
  UNITED KINGDOM - 15.0%
    BRITISH TELECOMMUNICATIONS                                                                60,000          439,546
    CABLE & WIRELESS                                                                          49,000          377,328
    GENERAL ELECTRIC                                                                          42,000          249,359
    GKN                                                                                       28,000          431,572
    GLAXO WELLCOME                                                                            30,000          589,789
    GRANADA                                                                                   29,000          418,785
    LADBROKE                                                                                 109,000          406,321
    LASMO                                                                                     89,017          321,731
    LLOYDS TSB                                                                                63,000          574,862
    MARKS & SPENCER                                                                           59,000          467,601
    MCKECHNIE                                                                                 22,000          176,143
    NFC                                                                                      131,000          300,430
    RECKITT & COLMAN                                                                          40,250          547,974
    ROYAL BANK OF SCOTLAND GROUP                                                              52,000          490,502
    SAFEWAY                                                                                   53,496          296,526
    SCOTTISH POWER                                                                            70,000          424,311
    SHELL TRANSPORT & TRADING                                                                 27,000          477,423
    SMITHS INDUSTRIES                                                                         31,314          382,670
    UNILEVER                                                                                  17,000          446,629
    WASSALL                                                                                   45,000          256,726
    WOLSELEY                                                                                  48,000          384,311
                                                                                                           ----------
    TOTAL UNITED KINGDOM - (COST $6,839,971)                                                                8,460,539
                                                                                                           ----------
TOTAL EUROPE - (COST  $18,328,378)                                                                         22,544,015
                                                                                                           ----------
LATIN AMERICA - 6.4%
  ARGENTINA - 0.7%
    COMPANIA PEREZ COMPANC                                                                    25,536          207,117
    TELEFONICA DE ARGENTINA, ADR                                                               6,500          216,125
                                                                                                           ----------
    TOTAL ARGENTINA - (COST $286,315)                                                                         423,242
                                                                                                           ----------
  BRAZIL - 2.4%
    COMPANIA VALE DO RIO DOCE, ADR                                                             8,500          216,596
    ELECTROBRAS, ADR                                                                          13,600          304,300
    PETROBRAS, ADR                                                                            13,000          275,641
    TELEBRAS, ADR                                                                              4,800          550,800
                                                                                                           ----------
    TOTAL BRAZIL - (COST $822,340)                                                                          1,347,337
                                                                                                           ----------


See notes to financial statements.

                                                        MCBT GLOBAL GROWTH FUND
-------------------------------------------------------------------------------
                                                        SCHEDULE OF INVESTMENTS
                                                                 APRIL 30, 1997


                                                                                             SHARE          VALUE
                                                                                             -----          -----
LATIN AMERICA - CONTINUED
  CHILE - 0.6%
    COMPANIA DE TELEFONOS DE CHILE, ADR                                                       11,000      $  356,125
                                                                                                          ----------
    TOTAL CHILE - (COST $318,117)                                                                            356,125
                                                                                                          ----------
  MEXICO - 1.9%
    CEMEX, CL B                                                                               67,000         245,353
    CIFRA SA DE CV, CL B                                                                     200,000         307,054
    CORPORACION INDUSTRIAL ALFA, CL A                                                         24,292         133,283
    EMPRESAS ICA SOCIEDAD, ADR                                                                 7,200         107,100
    GRUPO FINANCIERO BANAMEX, CL B                                                           128,000         274,153
                                                                                                          ----------
    TOTAL MEXICO - (COST $973,151)                                                                         1,066,943
                                                                                                          ----------
  PERU - 0.2%
    PERU REAL ESTATE, CL B                                                                   180,000          23,640
    TELEFONICA DEL PERU, ADR, CL B                                                             4,000          96,000
                                                                                                          ----------
    TOTAL PERU - (COST $169,632)                                                                             119,640
                                                                                                          ----------
  VENEZUELA - 0.6%
    COMPANIA ANONIMA NACIONAL TELEFONOS, ADR, CL D *                                          11,000         330,000
                                                                                                          ----------
    TOTAL VENEZUELA - (COST $253,000)                                                                        330,000
                                                                                                          ----------
TOTAL LATIN AMERICA - (COST  $2,822,555)                                                                   3,643,287
                                                                                                          ----------
NORTH AMERICA - 26.4%
  CANADA - 1.2%
    ROYAL BANK OF CANADA                                                                      16,704         667,802
                                                                                                          ----------
    TOTAL CANADA - (COST $411,226)                                                                           667,802
                                                                                                          ----------
  UNITED STATES - 25.2%
    ALLIED SIGNAL                                                                              9,750         704,437
    ARCHER - DANIELS - MIDLAND                                                                27,479         504,927
    BRISTOL - MYERS SQUIBB                                                                    12,000         786,000
    COLGATE - PALMOLIVE                                                                        7,600         843,600
    DILLARD DEPARTMENT STORES, CL A                                                           13,600         419,900
    EASTMAN KODAK                                                                              8,300         693,050
    FREEPORT MCMORAN COPPER & GOLD, CL A                                                      23,136         647,808
    FREEPORT MCMORAN, INC.                                                                    21,133         618,140
    GENERAL ELECTRIC                                                                           5,600         620,900
    INPHYNET MEDICAL MANAGEMENT *                                                              8,200         188,600
    INTEL                                                                                      4,050         620,156
    MARSH & MCLENNAN                                                                           6,100         735,050
    MEDPARTNERS *                                                                             22,760         415,370
    PHILIP MORRIS                                                                             18,450         726,469
    SCHLUMBERGER                                                                               6,800         753,100
    SEARS, ROEBUCK                                                                             9,500         456,000
    TEXACO                                                                                     6,000         633,000
    TRANSOCEAN OFFSHORE                                                                        8,000         485,000
    UNION PACIFIC                                                                              9,100         580,125
    UNION PACIFIC RESOURCES                                                                   29,207         792,240


See notes to financial statements.
                                       6

                                                        MCBT GLOBAL GROWTH FUND
-------------------------------------------------------------------------------
                                                        SCHEDULE OF INVESTMENTS
                                                                 APRIL 30, 1997


                                                                                             SHARE          VALUE
                                                                                             -----          -----
NORTH AMERICA - CONTINUED
    UNITED STATES - CONTINUED
    WALT DISNEY                                                                               8,900        $  729,800
    WESTINGHOUSE ELECTRIC                                                                    38,000           646,000
    WORLDCOM INC. *                                                                          27,700           664,800
                                                                                                           ----------
    TOTAL UNITED STATES - (COST $10,250,941)                                                               14,264,472
                                                                                                           ----------
TOTAL NORTH AMERICA - (COST  $10,662,167)                                                                  14,932,274
                                                                                                           ----------
PACIFIC BASIN - 11.3%
  AUSTRALIA - 1.5%
    LEND LEASE CORPORATION                                                                   10,500           200,943
    NATIONAL AUSTRALIA BANK LIMITED                                                          20,000           273,727
    NEWS CORPORATION                                                                         91,000           347,025
                                                                                                           ----------
    TOTAL AUSTRALIA - (COST $854,205)                                                                         821,695
                                                                                                           ----------
  HONG KONG - 6.3%
    AMOY PROPERTIES                                                                         260,000           256,761
    CHEUNG KONG HOLDINGS                                                                     53,000           465,243
    CHINA LIGHT & POWER                                                                      47,000           211,747
    CHINA OVERSEAS LAND & INVESTMENT                                                        510,000           288,033
    CITIC PACIFIC                                                                            40,000           216,356
    FIRST PACIFIC COMPANY                                                                   150,000           179,113
    HONG KONG TELECOMMUNICATIONS                                                            152,800           262,343
    HSBC HOLDINGS                                                                            19,054           482,100
    HUTCHISON WHAMPOA                                                                        71,000           527,012
    NEW WORLD DEVELOPMENT LIMITED                                                            75,000           432,776
    SWIRE PACIFIC                                                                            29,500           227,538
                                                                                                           ----------
    TOTAL HONG KONG - (COST $3,155,683)                                                                     3,549,022
                                                                                                           ----------
  INDONESIA - 0.7%
    TELEKOMUNIKASI INDONESIA                                                                280,000           406,173
                                                                                                           ----------
    TOTAL INDONESIA - (COST $436,171)                                                                         406,173
                                                                                                           ----------
  MALAYSIA - 1.5%
    AMMB HOLDINGS                                                                            47,000           312,609
    EDARAN OTOMOBILE NASIONAL                                                                30,000           283,177
    UNITED ENGINEERS                                                                         39,000           276,486
                                                                                                           ----------
    TOTAL MALAYSIA - (COST $772,546)                                                                          872,272
                                                                                                           ----------
  PHILIPPINES - 0.6%
    PHILIPPINE LONG DISTANCE TELEPHONE, ADR                                                   5,800           323,350
                                                                                                           ----------
    TOTAL PHILIPPINES - (COST $349,373)                                                                       323,350
                                                                                                           ----------
  SINGAPORE - 0.7%
    DEVELOPMENT BANK OF SINGAPORE                                                            35,000           415,889
                                                                                                           ----------
    TOTAL SINGAPORE - (COST $373,691)                                                                         415,889
                                                                                                           ----------
TOTAL PACIFIC BASIN - (COST  $5,941,669)                                                                    6,388,401
                                                                                                           ----------


See notes to financial statements.

                                                        MCBT GLOBAL GROWTH FUND
-------------------------------------------------------------------------------
                                                        SCHEDULE OF INVESTMENTS
                                                                 APRIL 30, 1997


                                                                                             SHARE          VALUE
                                                                                             -----          -----
OTHER AREAS - 1.6%
  INDIA - 1.6%
    HIMALAYAN FUND                                                                            29,031       $  400,628
    SCHRODER INDIA FUND *                                                                     18,000          197,703
    VIDESH SANCHAR NIGAM LIMITED, GDR (A) *                                                   16,000          313,600
                                                                                                           ----------
    TOTAL INDIA - (COST $941,407)                                                                             911,931
                                                                                                           ----------
TOTAL OTHER AREAS - (COST  $941,407)                                                                          911,931
                                                                                                           ----------
JAPAN - 12.0%
    ASAHI DIAMOND                                                                                309            2,425
    CANON                                                                                     23,000          545,397
    DDI                                                                                           51          338,701
    EIDEN SAKAKIYA                                                                            10,000           80,356
    HITACHI                                                                                   41,000          371,450
    ITO - YOKADO                                                                               7,000          335,841
    KAMIGUMI                                                                                  34,000          168,212
    KYOCERA                                                                                    3,000          179,619
    MABUCHI MOTOR                                                                              3,000          151,968
    MARUI                                                                                     14,000          230,512
    MBL INT'L. FINANCE (BERMUDA), EXCH. GTD NOTES, 3.00%, 11/30/2002 (B)                     120,000          122,100
    MITSUBISHI HEAVY INDUSTRIES                                                               52,000          343,294
    MITSUI FUDOSAN                                                                            24,000          274,156
    NIPPON EXPRESS                                                                            29,000          199,905
    NITTO DENKO                                                                               11,000          159,452
    NOMURA SECURITIES                                                                         15,000          167,802
    RISO KAGAKU                                                                                2,000          118,171
    ROHM                                                                                       7,000          542,640
    SECOM COMPANY LIMITED                                                                      4,000          237,917
    SHIMACHU                                                                                   6,000          144,168
    SHIN - ETSU CHEMICAL                                                                      15,850          319,660
    SONY                                                                                       7,000          509,552
    SUMITOMO ELECTRIC                                                                         26,000          352,306
    TAISHO PHARMACEUTICAL                                                                      8,000          197,897
    TOKIO MARINE & FIRE                                                                       16,000          156,300
    TOYOTA MOTOR CORPORATION                                                                  18,000          521,842
                                                                                                           ----------
TOTAL JAPAN - (COST  $7,231,155)                                                                            6,771,643
                                                                                                           ----------
TOTAL COMMON AND PREFFERED STOCKS AND
    EXCHANGEABLE NOTES - (COST  $45,927,331) +                                                             55,191,551
                                                                                                           ----------
                                                                                          PRINCIPAL
                                                                                           AMOUNT
                                                                                           ------
SHORT TERM INVESTMENT - 2.0%
    STATE STREET BANK AND TRUST REPURCHASE AGREEMENT, 5.15%, 5/01/1997 (C)             $  1,144,000         1,144,000
                                                                                                           ----------
TOTAL SHORT TERM INVESTMENT - (COST  $1,144,000)                                                            1,144,000
                                                                                                           ----------


See notes to financial statements

                                                        MCBT GLOBAL GROWTH FUND
-------------------------------------------------------------------------------
                                                        SCHEDULE OF INVESTMENTS
                                                                 APRIL 30, 1997


                                                                                             VALUE
                                                                                             -----
TOTAL INVESTMENTS - (COST  $47,071,331) - 99.5%                                          $  56,335,551
CASH, RECEIVABLES AND OTHER ASSETS, LESS LIABILITIES - 0.5%                                    298,914
                                                                                         -------------
NET ASSETS - 100.0%                                                                      $  56,634,465
                                                                                         -------------
                                                                                         -------------



*    Non-income producing security.
(a) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $313,600 or 0.6% of net assets.
(b)  Reflected at par value and denominated in U.S. dollars.
(c) The repurchase agreement, dated 4/30/97, $1,144,000 par due 5/01/97, is collateralized by United States Treasury Notes, 5.875%, due 1/31/99, with a market value of $1,168,055.

+ Percentages of long term investments are presented in the portfolio by country. Percentages of long term investments by industry are as follows:
     Aerospace 1.9%, Automobiles 2.5%, Banks 9.3%, Chemicals 4.4%, Conglomerates 3.1%, Construction & Building Materials 1.1%, Construction & Mining Equipment 0.2%, Diversified 0.3%, Drugs & Health Care 5.9%, Electric Utilities 2.7%, Electrical Equipment 4.2%, Electronics 5.2%, Engineering 1.1%, Financial Services 1.2%, Food & Beverages 1.8%, Hotels & Restaurants 0.7%, Household Products 3.3%, Industrial Machinery 2.7%, Insurance 3.9%, Investment Companies 1.1%, Leisure Time 2.0%, Mining 2.6%, Oil & Gas 5.1%, Petroleum Services 1.7%, Photography 2.2%, Publishing 1.6%, Railroads & Equipment 3.4%, Real Estate 3.5%, Retail Trade 5.3%, Telecommunications 2.4%, Telecommunications Services 2.8%, Telephone 4.5%, Tires & Rubber 0.9%, Tobacco 1.7%, Transportation 1.2%.

ADR  American Depositary Receipts.
GDR  Global Depositary Receipts.





See notes to financial statements.

                                                        MCBT GLOBAL GROWTH FUND
-------------------------------------------------------------------------------
                                            STATEMENT OF ASSETS AND LIABILITIES
                                                                 APRIL 30, 1997

ASSETS
    Investments in securities, at value (cost $45,927,331) (Note B)     $  55,191,551
    Investments in repurchase agreements, at value (Note B)                 1,144,000
                                                                        -------------
          Total Investments                                                56,335,551
    Cash                                                                          627
    Foreign currency, at value (cost $27,125) (Note B)                         27,095
    Receivable for investments sold                                           174,082
    Dividend and interest receivable                                          169,723
    Foreign tax reclaims receivable                                            28,077
    Prepaid insurance expense                                                   4,743
    Deferred organization expenses (Note B)                                     5,408
                                                                        -------------
          TOTAL ASSETS                                                     56,745,306
                                                                        -------------
LIABILITIES
    Management fee payable (Note C)                                            78,808
    Administration fee payable (Note C)                                         4,576
    Trustees fees payable (Note C)                                              1,163
    Accrued expenses and other liabilities                                     26,294
                                                                        -------------
          TOTAL LIABILITIES                                                   110,841
                                                                        -------------
TOTAL NET ASSETS                                                        $  56,634,465
                                                                        -------------
                                                                        -------------
COMPOSITION OF NET ASSETS:
    Paid-in-capital                                                     $  46,827,646
    Undistributed net investment income                                       153,352
    Accumulated net realized gain on investment and foreign
      currency transactions                                                   393,209
    Net unrealized appreciation on investment and foreign currency
      transactions                                                          9,260,258
                                                                        -------------
TOTAL NET ASSETS                                                        $  56,634,465
                                                                        -------------
                                                                        -------------
NET ASSET VALUE PER SHARE                                                    $  12.47
($56,634,465 / 4,540,616 shares of beneficial interest outstanding)     -------------
                                                                        -------------

See notes to financial statements.

                                                        MCBT GLOBAL GROWTH FUND
-------------------------------------------------------------------------------
                                                        STATEMENT OF OPERATIONS
                                                      YEAR ENDED APRIL 30, 1997

INVESTMENT INCOME
    Interest income                                                       $    43,182
    Dividend income                                                         1,053,384
    Foreign taxes withheld                                                    (87,026)
                                                                          -----------
          TOTAL INVESTMENT INCOME                                           1,009,540
                                                                          -----------
EXPENSES
    Management fee (Note C)                                                   375,240
    Custodian fee                                                             113,878
    Administration fee (Note C)                                                55,043
    Audit fee                                                                  24,113
    Legal fees                                                                  2,825
    Transfer agent fee                                                          6,586
    Trustees fees (Note C)                                                      2,074
    Amortization of deferred organization expenses                              2,548
    Miscellaneous expenses                                                     10,887
    Fees and expenses waived by the investment manager (Note C)               (55,729)
                                                                          -----------
          TOTAL EXPENSES                                                      537,465
                                                                          -----------
NET INVESTMENT INCOME                                                         472,075
                                                                          -----------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS AND FOREIGN CURRENCY
    Net realized gain on investments                                        1,072,718
    Net realized gain on foreign currency transactions                        475,540
    Net increase in unrealized appreciation on:
          Investments (net of foreign taxes of ($6,829))                    2,574,635
          Foreign currency transactions                                        95,815
                                                                          -----------
NET GAIN ON INVESTMENTS AND FOREIGN CURRENCY TRANSACTIONS                   4,218,708
                                                                          -----------
NET INCREASE IN NET ASSETS FROM OPERATIONS                               $  4,690,783
                                                                          -----------
                                                                          -----------

See notes to financial statements.

                                                        MCBT GLOBAL GROWTH FUND
-------------------------------------------------------------------------------
                                             STATEMENT OF CHANGES IN NET ASSETS

                                                                           YEAR            YEAR
                                                                           ENDED           ENDED
                                                                       APRIL 30, 1997  APRIL 30, 1996
                                                                       --------------  --------------
NET ASSETS at beginning of period                                        $ 52,887,926   $ 37,259,376
                                                                         ------------   ------------
INCREASE IN NET ASSETS FROM OPERATIONS:
    Net investment income                                                     472,075        563,980
    Net realized gain on investment transactions                            1,072,718        553,937
    Net realized gain on foreign currency transactions                        475,540      1,129,132
    Net unrealized appreciation (depreciation) on:
          Investments                                                       2,574,635      5,906,618
          Foreign currency transactions                                        95,815       (220,811)
                                                                         ------------   ------------
    Net increase in net assets from operations                              4,690,783      7,932,856
                                                                         ------------   ------------
DISTRIBUTIONS TO SHAREHOLDERS:
    Net investment income                                                  (1,000,298)      (692,764)
    In excess of net investment income                                       (404,226)       (63,581)
    Net realized gains                                                       (645,365)             0
                                                                         ------------   ------------
    Total distributions                                                    (2,049,889)      (756,345)
                                                                         ------------   ------------
CAPITAL SHARE TRANSACTIONS:
    Net proceeds from sales of shares                                               0      7,940,000
    Reinvestment of dividends and distributions to shareholders             1,355,645        452,039
    Cost of shares repurchased                                               (251,875)             0
    Paid in capital from subscription and redemption fees                       1,875         60,000
                                                                         ------------   ------------
    Total increase in net assets from capital share transactions            1,105,645      8,452,039
                                                                         ------------   ------------
NET INCREASE IN NET ASSETS                                                  3,746,539     15,628,550
                                                                         ------------   ------------
NET ASSETS at end of period (includes undistributed net investment       $ 56,634,465   $ 52,887,926
    income of $153,352 and $528,223, respectively)                       ------------   ------------
                                                                         ------------   ------------
OTHER INFORMATION:
CAPITAL SHARE TRANSACTIONS:
    Shares sold                                                                     0        679,794
    Shares issued in reinvestment of distributions to shareholders            111,576         41,548
    Less shares repurchased                                                   (20,511)             0
                                                                         ------------   ------------
    Net share transactions                                                     91,065        721,342
                                                                         ------------   ------------
                                                                         ------------   ------------

See notes to financial statements.

                                                        MCBT GLOBAL GROWTH FUND
-------------------------------------------------------------------------------
                                                           FINANCIAL HIGHLIGHTS
                                         FOR A SHARE OUTSTANDING FOR THE PERIOD

                                                                              YEAR           YEAR      JUNE 15, 1994*
                                                                              ENDED          ENDED        THROUGH
                                                                         APRIL 30, 1997 APRIL 30, 1996 APRIL 30, 1995
                                                                         -------------- -------------- --------------
PER SHARE OPERATING PERFORMANCE
Net asset value, beginning of period                                        $  11.890       $  9.990      $  10.000

Net investment income                                                           0.141          0.279          0.079
Net realized and unrealized gain on investment
   and foreign currency transactions                                            0.902          1.809          0.033
                                                                         ------------   ------------   ------------
Total from investment operations                                                1.043          2.088          0.112
                                                                         ------------   ------------   ------------
Less distributions:
   Net investment income                                                       (0.226)        (0.186)        (0.040)
   In excess of net investment income                                          (0.091)        (0.017)         0.000
   Net realized gains                                                          (0.146)         0.000         (0.082)
                                                                         ------------   ------------   ------------
Total distributions                                                            (0.463)        (0.203)        (0.122)
                                                                         ------------   ------------   ------------
Paid in capital from subscription and redemption fees (Note B)                  0.000          0.015          0.000
                                                                         ------------   ------------   ------------

Net asset value, end of period                                              $  12.470      $  11.890       $  9.990
                                                                         ------------   ------------   ------------
                                                                         ------------   ------------   ------------

TOTAL INVESTMENT RETURN (1)                                                      8.87%         21.17%          1.18%(2)
                                                                         ------------   ------------   ------------
                                                                         ------------   ------------   ------------

RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period                                                $ 56,634,465   $ 52,887,926   $ 37,259,376
Operating expenses, net, to average net assets (Note C)                         1.00%          1.00%          1.00%(3)
Operating expenses, gross, to average net assets (Note C)                       1.10%          1.27%          1.25%(3)
Net investment income to average net assets                                     0.88%          1.40%          0.94%(3)
Portfolio turnover rate                                                           40%            38%            44%
Average commission rate per share (4)                                       $  0.0227      $  0.0335            N/A
Per share amount of fees waived (Note C)                                     $  0.017       $  0.053       $  0.022

------------------------------------------------------------------------------

*    Commencement of investment operations.
(1) Total return at net asset value assuming all distributions reinvested and no purchase premiums or redemption fees. Total return would have been lower had certain expenses not been waived.
(2)  Periods less than one year are not annualized.
(3)  Annualized.
(4) The average commission rate paid is applicable for Funds that invest greater than 10% of average net assets in equity transactions on which commissions are charged. This disclosure is required for fiscal periods beginning on or after September 1, 1995.

See notes to financial statements.

                                                        MCBT GLOBAL GROWTH FUND
-------------------------------------------------------------------------------
                                                  NOTES TO FINANCIAL STATEMENTS

NOTE A - ORGANIZATION
Martin Currie Business Trust ("MCBT") (the "Trust") is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust on May 20, 1994. The Trust offers six funds which have differing investment objectives and policies: Global Growth Fund, Opportunistic EAFE Fund, Global Emerging Markets Fund, Japan Small Companies Fund, Emerging Americas Fund and Emerging Asia Fund, (the "Funds"). The MCBT Global Growth Fund (the "Fund") commenced investment operations on June 15, 1994. The Fund's Declaration of Trust permits the Board of Trustees to issue an unlimited number of full and fractional shares of beneficial interest, without par value.


NOTE B - SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements.

VALUATION OF INVESTMENTS - The Fund's portfolio securities traded on a securities exchange are valued at the last quoted sale price, or, if no sale occurs, at the mean of the most recent quoted bid and asked prices. Unlisted securities for which market quotations are readily available are valued at the mean of the most recent quoted bid and asked prices. Prices for securities which are primarily traded in foreign markets are furnished by quotation services expressed in the local currency's value and are translated into U.S. dollars at the current rate of exchange. Short-term securities and debt securities with a remaining maturity of 60 days or less are valued at their amortized cost. Options and futures contracts are valued at the last sale price on the market where such options or futures contract is principally traded. Options traded over-the-counter are valued based upon prices provided by market makers in such securities or dealers in such currencies. Securities for which current market quotations are unavailable or for which quotations are not deemed by the investment adviser to be representative of market values are valued at fair value as determined in good faith by the Trustees of the Fund, or by persons acting pursuant to procedures established by the Trustees.

REPURCHASE AGREEMENTS - In connection with transactions in repurchase agreements, the Fund's custodian takes possession of the underlying collateral securities, the value or market price of which is at least equal to the principal amount, including interest, of the repurchase transaction. To the extent that any repurchase transaction exceeds one business day, the value of the collateral is marked-to-market on a daily basis to ensure the adequacy of the collateral. In the event of default of the obligation to repurchase, the Fund has the right to liquidate the collateral and apply the proceeds in satisfaction of the obligation. Under certain circumstances, in the event of default or bankruptcy by the other party to the agreement, realization and/or retention of the collateral or proceeds may be subject to legal proceedings.

INVESTMENT TRANSACTIONS - Investment security transactions are recorded on the date of purchase or sale. Realized gains and losses from security transactions are determined on the basis of identified cost.

INVESTMENT INCOME - Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned. Investment income is recorded net of foreign taxes withheld where recovery of such taxes is uncertain.

FOREIGN CURRENCY TRANSLATIONS - The records of the Fund are maintained in U.S. dollars. Foreign currency amounts are translated into U.S. dollars at a current rate of exchange of such currency to determine the value of investments, other assets and liabilities on the date of any determination of net asset value of the Fund. Purchases and sales of securities and income and expenses are converted at the prevailing rate of exchange on the respective dates of such transactions.

The Fund may realize currency gains or losses between the trade and settlement dates on security transactions. To minimize such currency gains or losses, the Fund may enter into forward foreign currency contracts.

The net U.S. dollar value of foreign currency underlying all contractual commitments held by the Fund on each day and the resulting net unrealized appreciation, depreciation and related net receivable or payable amounts are determined by using forward currency exchange rates supplied by a quotation service.

                                                        MCBT GLOBAL GROWTH FUND
-------------------------------------------------------------------------------
                                      NOTES TO FINANCIAL STATEMENTS (continued)

FOREIGN CURRENCY TRANSLATIONS (CONTINUED) - Reported net realized gains and losses on foreign currency transactions represent net gains and losses from sales and maturities of forward currency contracts, disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on security transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the Statement of Operations from the effects of changes in market prices of those securities, and are included with the net realized and unrealized gain or loss on investment securities.

FORWARD FOREIGN CURRENCY CONTRACTS - A forward foreign currency contract ("Forward") is an agreement between two parties to buy and sell a currency at a set price on a future date. The market value of the Forward fluctuates with changes in currency exchange rates. The Forward is marked-to-market daily and the change in the market value is recorded by the Fund as an unrealized gain or loss. When the Forward is closed, the Fund records a realized gain or loss equal to the difference between the value at the time it was opened and the value at the time it was closed. The Fund could be exposed to risk if a counterparty is unable to meet the terms of the contract or if the value of the currency changes unfavorably. The Fund may enter into Forwards in connection with planned purchases and sales of securities, to hedge specific receivables or payables against changes in future exchange rates or to hedge the U.S. dollar value of portfolio securities denominated in a foreign currency.

EXPENSES - Expenses directly attributable to the Fund are charged to the Fund. Expenses not directly attributable to a Fund are either split evenly among the affected Funds, allocated on the basis of relative average net assets, or otherwise allocated among the Funds as the Board of Trustees may direct or approve. Certain costs incurred in connection with the organization of the Trust and each Fund have been deferred and are being amortized on a straight line basis over a five year period starting on each Fund's commencement of operations.

DISTRIBUTIONS TO SHAREHOLDERS - The Fund declares and distributes dividends from net investment income, if any, and distributes its net realized capital gains, if any, at least annually. All distributions will be reinvested in shares of the Fund at the net asset value unless the shareholder elects in the subscription agreement to receive cash. Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for passive foreign investment companies (PFIC's), foreign currency transactions, losses deferred due to wash sales, post October 31 losses and excise tax regulations. Permanent book and tax differences relating to shareholder distributions will result in reclassifications to paid-in-capital. Distributions are recorded on the ex-dividend date.

PURCHASES AND REDEMPTIONS OF FUND SHARES - There is a purchase premium for cash investments into the Fund of 0.75% of the amount invested and a redemption fee on cash redemptions of 0.75% of the amount redeemed. All purchase premiums and redemption fees are paid to and retained by the Fund and are recorded as paid-in-capital by the Fund. These fees are intended to offset brokerage and transaction costs arising in connection with the purchase and redemption. The purchase and redemption fees may be waived by the Manager, however, if these brokerage and transaction costs are minimal or in other circumstances at the Manager's discretion. For the year ended April 30, 1997, $1,875 was collected in redemption fees.

INCOME TAXES - Each Fund of the Trust is treated as a separate entity for U.S. federal income tax purposes. Each Fund intends to qualify each year as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. By so qualifying, the Funds will not be subject to federal income taxes to the extent that they distribute substantially all of their taxable income, including realized capital gains, for the fiscal year. In addition, by distributing substantially all of their net investment income, capital gains and certain other amounts, if any, during the calendar year, the Funds will not be subject to a federal excise tax. On December 30, 1996 the Fund declared a long term capital gain distribution of $645,365, representing $0.146 per share.

The Fund may be subject to taxes imposed by countries in which it invests. Such taxes are generally based on income and/or capital gains earned or repatriated. Taxes are accrued and applied to net investment income, net realized gains and unrealized appreciation as such income and/or gains are earned.

                                                        MCBT GLOBAL GROWTH FUND
-------------------------------------------------------------------------------
                                      NOTES TO FINANCIAL STATEMENTS (continued)

INCOME TAXES (CONTINUED) - The Fund intends to make an election under Internal Revenue Code Section 853 to pass through foreign taxes paid by the Fund to its shareholders. During the year ended April 30, 1997 the total amount of foreign taxes that will be passed through to the shareholders and the foreign source income for information reporting purposes will be $87,026 and $814,664, respectively.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses at the date of the financial statements. Actual results could differ from these estimates.


NOTE C - AGREEMENTS AND FEES
The Fund has entered into a Management Contract with Martin Currie Inc. (the "Investment Manager"), a wholly owned subsidiary of Martin Currie Ltd. Under the Management Contract, the Fund pays the Investment Manager a quarterly management fee at the annual rate of 0.70% of the Fund's average net assets.

The Investment Manager has voluntarily undertaken to reduce its fee until further notice to the extent necessary to limit the Fund's annual expenses (including the management fee but excluding brokerage commissions, transfer taxes, and extraordinary expenses) to 1.00% of the Fund's average net assets on an annualized basis. For the year ended April 30, 1997, the Investment Manager has waived $55,729 of its fees.

State Street Bank and Trust Company (the "Administrator") serves as administrator of the Fund. The Administrator performs certain administrative services for the Fund. The Fund pays the Administrator a fee at the rate of 0.08% of the Fund's average net assets up to $125 million, 0.06% of the next $125 million, and 0.04% of those assets in excess of $250 million, subject to certain minimum requirements, plus certain out of pocket costs. State Street Bank and Trust Company also receives fees and compensation of expenses for certain custodian and transfer agent services.

Trustees of the Trust who are not interested persons receive aggregate annual fees of $20,000.

NOTE D - INVESTMENT TRANSACTIONS
Purchases and proceeds from sales and maturities of investments, excluding short-term securities for the year ended April 30, 1997 were $21,460,825 and $22,173,466, respectively.

The identified cost of investments in securities and repurchase agreements owned for federal income tax purposes and their respective gross unrealized appreciation and depreciation at April 30, 1997 were as follows:

       IDENTIFIED              GROSS UNREALIZED            NET UNREALIZED
          COST           APPRECIATION   (DEPRECIATION)      APPRECIATION
      ------------       ------------   --------------      ------------
      $ 47,317,682       $ 11,308,304   $  (2,290,435)      $  9,017,869

NOTE E - PRINCIPAL SHAREHOLDERS
As of April 30, 1997, 100% of the Fund's outstanding shares were held by two shareholders, each holding in excess of 10% of the Fund's outstanding shares.

                                                        MCBT GLOBAL GROWTH FUND
-------------------------------------------------------------------------------
                                      NOTES TO FINANCIAL STATEMENTS (continued)

NOTE F - CONCENTRATION OF RISK
The Fund will invest extensively in foreign securities (i.e., those which are not listed on a United States securities exchange). Investing in foreign securities involves risks not typically found in investing in U.S. markets. These include risks of adverse change in foreign economic, political, regulatory and other conditions, and changes in currency exchange rates, exchange control regulations (including currency blockage), expropriation of assets or nationalization, imposition of withholding taxes on dividend or interest payments and capital gains, and possible difficulty in obtaining and enforcing judgments against foreign entities. Furthermore, issuers of foreign securities are subject to different, and often less comprehensive, accounting, reporting and disclosure requirements than domestic issuers. The securities of some foreign companies and foreign securities markets are less liquid and at times more volatile than securities of comparable U.S. companies and U.S. securities markets.

                       REPORT OF INDEPENDENT ACCOUNTANTS






To the Trustees and Shareholders of the
Martin Currie Business Trust - Global Growth Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Global Growth Fund (the "Fund") at April 30, 1997, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at April 30, 1997 by correspondence with the custodian, provide a reasonable basis for the opinion expressed above.



Price Waterhouse LLP
Boston, Massachusetts
June 17, 1997

                         MARTIN CURRIE BUSINESS TRUST


                              ____________________



                             TRUSTEES  AND OFFICERS

                  C. James P. Dawnay, TRUSTEE AND PRESIDENT *
                            Simon D. Eccles, TRUSTEE
                         Patrick R. Wilmerding, TRUSTEE
                W. Stewart Coghill, VICE PRESIDENT AND TREASURER
                         J. Grant Wilson, VICE PRESIDENT
                          Julian M.C. Livingston, CLERK

                              * INTERESTED TRUSTEE
                              ____________________



                               INVESTMENT MANAGER

                              Martin Currie, Inc.
                                 Saltire Court
                               20 Castle Terrace
                               Edinburgh EH1 2ES
                                   Scotland
                              011-44-131-229-5252

                               Regulated by IMRO

                   Registered Investment Adviser with the SEC
                              ____________________




The information contained in this report is intended for general informational purposes only. This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current Private Placement Memorandum which contains important information concerning the Fund and its current offering of shares.